SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                               AMBASE CORPORATION
                                (NAME OF ISSUER)

                     Common Stock, par value $.01 per share
                         (TITLE OF CLASS OF SECURITIES)

                                    023164106
                                 (CUSIP NUMBER)
                                                 - copy to -
         George W. Haywood                   Gary T. Moomjian, Esq.
         c/o Cronin & Vris, LLP              Moomjian & Waite, LLP
         380 Madison Avenue                  500 North Broadway, Suite 142
         24th Floor                          Jericho, New York 11753
         New York, New York 10017            (516) 937-5900
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                 March 22, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [X].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023164106                                            Page 2 of 6 Pages
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1   NAMES OF REPORTING PERSONS
    I.R.S.  IDENTIFICATION  NO.  OF ABOVE  PERSONS  (ENTITIES  ONLY)
    George W. Haywood

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a) [ ]
         (b) [X] (1)

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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)
         PF

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)              [  ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America

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                     7     SOLE VOTING POWER
NUMBER OF                  5,414,475
SHARES               -----------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER
OWNED BY                   109,000(2)
EACH                 -----------------------------------------------------------
REPORTING
PERSON WITH          9     SOLE DIPOSITIVE POWER
                           5,414,475
                     -----------------------------------------------------------

                     10    SHARED DIPOSITIVE POWER
                           109,000(2)
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,523,475
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         (See Instructions)                              [   ]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.0%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON (See Instructions)

         IN


(1) A Schedule 13D is also being filed by Denis F. Cronin. While Messrs. Haywood and Cronin are filing based upon the possibility that they may be viewed as a group in view of the response to Item 4, Mr. Haywood disclaims that there is such a group. Mr. Cronin is separately filing a
         Schedule 13D and his shares are not included in this Schedule 13D.
(2) Includes 49,000 shares owned by spouse and 60,000 shares owned jointly with mother.

ITEM 1.   SECURITY AND ISSUER.

         The class of securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Ambase Corporation (the "Company"). The Company's principal executive offices are located at 100 Putnam Green, Greenwich, CT 06830-6027.

ITEM 2.   IDENTITY AND BACKGROUND.

         (a) This statement is being filed by George W. Haywood.

         (b) The business address for Mr. Haywood is c/o Cronin & Vris, LLP, 380 Madison Avenue, 24th Floor, New York, New York 10017.

         (c) Mr. Haywood is a private investor.

         (d) Mr. Haywood has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Haywood has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Haywood is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Haywood used his personal funds to purchase the securities shown on this Schedule 13D. No purchase has been made since January 2002.

ITEM 4.    PURPOSE OF TRANSACTION

         Mr. Haywood acquired shares of Common Stock for investment purposes. Mr. Haywood may purchase additional shares of Common Stock or, alternatively, sell shares of Common Stock, from time to time.

         During the course of a conversation in the later part of 2003 between Mr. Haywood and Richard A. Bianco, the President and Chief Executive Officer of the Company, Mr. Bianco advised Mr. Haywood that he expected that he and other executive officers of the Company would ultimately be awarded the maximum bonus permitted under the Company's 1994 Senior Management Incentive Compensation Plan (the "Plan") in the event of any recovery made in the Company's lawsuit against the United States Government. Such bonus could equal (i) 10% of the amount by which the Company's total stockholders equity increased on a year to year basis plus (ii) 5% of the amount by which the Company's market value increased on a year to year basis. Mr. Haywood understands that a recovery by the Company in its lawsuit in excess of $400 million is possible, which could result in a bonus to Mr. Bianco and others of $40 million plus 5% of the market value increase. Mr.

Haywood believes that any such bonus is patently excessive and its discretionary grant by the Board of Directors (or Personnel Committee thereof) may constitute a breach of fiduciary duty.

         Given Mr. Bianco's statements with regards to his expectation that the Company would grant him and other executive officers such bonuses, Mr. Haywood authorized his legal counsel to serve a Demand for Inspection of Books and Records, dated January 23, 2004 (the "Haywood Written Demand"), upon the Company seeking information about Mr. Bianco's compensation from the Company, Personal Committee materials related to executive compensation, documents related to the Plan and expert's or consultant's reports or opinions regarding the Plan or executive compensation. A copy of the Haywood Written Demand is attached as Exhibit (a) hereto and incorporated herein by reference. Mr. Haywood had made a similar Demand for Inspection of Books and Records, dated August 28, 2003, which, likewise, was not responded to by the Company.

         The Company to date has not made any response to the Haywood Written Demand. Pursuant to Section 220 of the Delaware General Corporation Law, the Company's failure to accede to the Haywood Written Demand within 5 business days constituted its refusal, empowering Mr. Haywood to seek relief from the Chancery Court for the State of Delaware. Mr. Haywood has authorized his legal counsel to file suit in that Court, seeking the information about executive compensation the Company has refused to provide.

         Mr. Haywood understands that Denis F. Cronin, the beneficial owner of 536,000 shares of Common Stock, has also served a Demand for Inspection of Books and Records, dated January 15, 2004, on the Company. Such Demand seeks the same information as sought by the Haywood Written Demand. Mr. Haywood has been advised that the Company has also failed to make the documents available to Mr. Cronin within the statutory 5 business day period. It is anticipated that Mr. Cronin will join Mr. Haywood as a plaintiff in his suit to obtain such information in the Delaware Chancery Court.

         In addition, Mr. Haywood, potentially together with Mr. Cronin, based upon an oral understanding, may bring suit against the Company, Mr. Bianco and the members of the Board of Directors of the Company in the event excessive bonuses are awarded to Mr. Bianco and other executive officers.

         Other than as set forth above, Mr. Haywood has no plans or proposals which relate to or would result in the matters described in Item 5 (a) through
(j) of this Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) Aggregate number of shares of Common Stock beneficially owned: 5,523,475
              Percentage: 12.0%

         (b)  1. Sole power to vote or to direct vote:  5,414,475  (1)
              2. Shared power to vote or to direct vote: 109,000 (2)
              3. Sole power to  dispose  or to direct the
                  disposition: 5,414,475 (1)
              4. Shared  power to dispose or to direct the
                  disposition: 109,000 (2)

         (c) During the 60 days prior to the filing hereof, Mr. Haywood has not engaged in any transactions concerning the Common Stock.

         (d) Except as set forth in Item 5(b) of this Schedule 13D (which answer is incorporated herein by reference), no person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Haywood.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Mr. Haywood has no contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Company. Reference is made to Item 4, which is incorporated herein by reference, for information with respect to an understanding with another shareholder with respect to bringing suit against the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         (a) The Haywood Written Demand.









-----------

(1) Includes 356,975 shares owned by children. Does not include shares owned by Mr. Cronin.

(2) Includes 49,000 shares owned by spouse and 60,000 shares owned jointly with mother.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 22, 2004




                                                   /s/ George W. Haywood
                                                   ---------------------
                                                     George W. Haywood

                                                                       Exhibit A

                                GEORGE W. HAYWOOD







                                                              January 23, 2004
REGISTERED MAIL
RETURN RECEIPT REQUESTED

Ambase Corporation
100 Putnam Green, 3rd Floor
Greenwich, CT 06831
Attention: Richard A. Bianco

Dear Mr. Bianco:

         The undersigned is the beneficial owner of 5,617,506 shares of the common stock of Ambase Corporation, a Delaware corporation (the "Company"). Enclosed please find a true and correct copy of my brokerage statements from Lehman Brothers evidencing my beneficial ownership of said shares.

         Pursuant to Section 220 of the Delaware General Corporation Law, the undersigned hereby demands the right (by his attorneys or other agents), during the usual hours for business (1) to inspect the records and documents of the Company (the "Books and Records") set forth in subparagraphs 1-4 below and (2) to the extent that any part of the Books and Records are available on computer disk, tape or other media suitable for use by a computer, (i) to inspect and copy such disk, tape or other media as well as any instructions necessary for the practical use of same and (ii) pursuant to Section 224 of the Delaware General Corporation Law, the Company is hereby requested to convert to clearly legible paper form such Books and Records and to make them available for inspection and copying:

         1. All Books and Records relating to Richard A. Bianco's direct and indirect compensation (including, but not limited to, salary, bonus, stock options, SARS, split dollar life insurance, any other insurance, tax reimbursements or gross-ups, perquisites such as personal use of Company assets, etc.) from the Company for years 2000, 2001, 2002 and 2003, whether or not reflected in the Company's Proxy statements, including, without limitation, all committee minutes, all board minutes, and all employment contracts, relating to Mr. Bianco's compensation.

         2. All Personnel Committee minutes and related materials relating to executive compensation for the years 2000, 2001, 2002 and 2003.

         3. All Books and Records relating to the Company's 1994 Senior Management Incentive Plan (the "Plan"), including, without limitation, all documents, reports, resolutions and minutes relating to the rationale for said Plan, its drafting, its adoption and any awards made, or contemplated to be made in the future, pursuant to said Plan.

         4. Any expert's or consultant's reports or opinions concerning the Plan or compensation paid to executive officers between 2000 and the present.

         The purpose of this demand is to investigate possible mismanagement, breaches of fiduciary duty, waste of corporate assets and fraud at the Company and to communicate with other stockholders about the results of such investigation.

         The undersigned hereby authorizes Stuart L. Shapiro, Robert W. Forman and Yoram Miller of Shapiro Mitchell Forman Allen & Miller LLP, David Margules, Andre Bouchard and Joel Friedlander of Bouchard Margules & Friedlander and their respective partners, associates and paralegals and any other persons to be designated by them as his attorneys in fact to conduct the inspection and copying herein demanded.



                                            Very truly yours,

                                            /s/ George W. Haywood

                                            George W. Haywood


Sworn to this 23rd
day of January, 2004



Notary Public